Exhibit 99.1

Agria Subsidiary PGG Wrightson Appoints Chief Executive Officer

BEIJING--Jun 7, 2013 - Agria Corporation (NYSE: GRO) (the "Company" or "Agria") today announced that its majority-owned subsidiary PGG Wrightson ("PGW") appointed Mark Dewdney as Chief Executive Officer, effective July 1, 2013. The appointment of Mr. Dewdney completes the leadership succession plan that included the recent departure of Managing Director George Gould. PGW is a leading provider of agricultural products, services and solutions to growers, farmers and processors in New Zealand, China and South America.

Mr. Dewdney joins PGW from his previous position as Chief Executive Officer of Livestock Improvement Corporation ("LIC"), one of the world's largest and most successful integrated dairy herd and farm improvement companies. LIC is a dairy farmer-owned cooperative listed on the New Zealand stock exchange with 2012 revenue of NZ$177 million, 680 employees, and over 11,000 farmer shareholders. Upon assuming the leadership role at LIC in 2006, LIC implemented a new strategic plan that focused the cooperative on innovation from investment in research and technology, and providing integrated solutions for customers in New Zealand and internationally. Over the past seven years under Mr. Dewdney's leadership, LIC has successfully launched a number of new technologies that have enhanced the businesses of their farmer customers.

PGW Chairman Sir John Anderson stated, "Mark brings impressive qualifications for leading an agricultural business such as PGW, and we are pleased to have him join the Company. In addition to his record of success at LIC, he spent years in leadership positions at global dairy giant Fonterra Group. His experience is hands-on as well, through his ownership of dairy farms in both New Zealand and Australia."

Agria Executive Chairman of the Board Mr. Alan Lai commented, "We are pleased that PGW has completed its leadership transition with the hiring of a high quality individual such as Mark. PGW is well positioned for growth in the years ahead, with strong leadership, attractive product and service offerings, and global distribution reach."

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand's largest agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.